OMB APPROVAL
OMB Number: 3235-0518
Expires: May 31, 2008
Estimated average burden hours per response. . . 0.8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
AMENDMENT NO. 1

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Matsuzakaya. Co., Ltd.
(Name of Subject Company)

Kabushiki Kaisha Matsuzakaya
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Kabushiki Kaisha Matsuzakaya
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Kabushiki Kaisha Matsuzakaya, 16-1 Sakae 3chome, Naka-ku, Tokyo 460-0008, Japan

Telephone 81-52-251-1111

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

*** An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.**

SEC 2560 (07-05) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

(a) An English translation of a press release, dated April 14, 2006, is attached to this Form CB as Exhibit 1.

(b) Not Applicable.

Item 2. ***Informational Legends***

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included on the first page of the document filed as Exhibit 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The exhibits specified below must be furnished as part of the Form, but need not be sent to security holders unless sent to security holders in the home jurisdiction. Letter or number all exhibits for convenient reference.

(1) Not Applicable

(2) Not Applicable

(3) Not Applicable

PART III – CONSENT TO SERVICE OF PROCESS

(1) On April 17, 2006, Kabushiki Kaisha Matsuzakaya filed with the Securities and Exchange Commission an Appointment of Agent of Service of Process and Undertaking on Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Kunihiko Okada
(Signature)

Kunihiko Okada, President
(Name and Title)

April 18, 2006
(Date)

Exhibit Index

Exhibit Number	**Description**
Exhibit 1	An English translation of a press release, dated April 14, 2006.*

*This exhibit was previously filed as Exhibit 1 to the Form CB filed by the Subject Company on April 17, 2006 and is being refiled with this Amendment No. 1 to Form CB.

[Translation]

Exhibit 1

The exchange offer or business combination referred to in this document is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

[Translation]

April 14, 2006

To whom it may concern:

Company Name:	Matsuzakaya. Co., Ltd.
Name of Representative:	Kunihiko Okada President and Representative Director
Code number:	8235
Company address:	3-16-1 Sakae, Naka-ku Nagoya –shi
Stock Exchanges:	Nagoya Stock Exchange (1st section) Tokyo Stock Exchange (1st section)
Fiscal year end:	February
Contact:	Shunro Yamakawa Public Relations and Investor Relations Department (TEL. 052-264-7025)

<u>Transition to Pure Holding Company Structure by means of Stock Transfer</u>

1. Purpose of transition to pure holding company structure by means of stock transfer

In order to build a management system that can effectively respond to the significant changes in circumstances of the retail industry, we have to date implemented organizational reform aimed at unification of the company as a whole.

In order to achieve sustainable growth of the corporate value of the Matsuzakaya group in the future, it will be vital to build a system that facilitates efficient and flexible management decisions, as well as to work to crystallize the profitability and business accountability of the group companies. To this end, as a further step in the series of organizational reforms tackled so far, we have decided that on September 1, 2006 we will incorporate Matsuzakaya Holdings Co., Ltd. by means of a stock transfer to become our 100% parent company, and make the transition to a pure holding company system.

After the transition, Matsuzakaya Holdings Co., Ltd., the pure holding company, will be listed, and will be engaged in deciding the management strategies and allocating the management resources for the whole group, as well as supervising the business of the subsidiaries. Furthermore, as well as defining the mission of the subsidiaries, it will work towards enhancing the management efficiency of Matsuzakaya group as a whole by pursuing synergy between the businesses of the group and restructuring business operations through alliances with other companies, and strengthening growth by expanding business with companies outside the group and generating new business opportunities.

Based on the pure holding company system, the Matsuzakaya group aims to develop the customer-oriented business activities of the group as a whole and increase its corporate value by strengthening its competitive power and profitability.

2. Details of Stock Transfer

2.1 Schedule of stock transfer

April 13, 2006	Meeting of the board of directors to approve the stock transfer
May 25, 2006	General meeting of shareholders to approve the stock transfer (expected date)
August 28, 2006	Date of delisting of shares of Matsuzakaya. Co., Ltd. (expected date)
September 1, 2006	Date of stock transfer and incorporation of Matsuzakaya Holdings Co., Ltd. (expected date)
September 1, 2006	Date of registration of the incorporation of Matsuzakaya Holdings Co., Ltd. (expected date)
September 1, 2006	Date of listing of Matsuzakaya Holdings Co., Ltd. (expected date)

2.2 Stock transfer ratio

	Matsuzakaya Holdings Co., Ltd.	Matsuzakaya. Co., Ltd.
Stock transfer ratio	1.0	1.0

(i) Stock transfer ratio

One (1) ordinary share of Matsuzakaya Holdings Co., Ltd. will be allocated per one (1) ordinary share of Matsuzakaya. Co., Ltd.

(ii) Basis for calculation of stock transfer ratio

In this stock transfer, a 100% parent company will be established solely by Matsuzakaya. Co., Ltd., and there will be no change between the shareholder composition of Matsuzakaya. Co., Ltd. at the time of the stock transfer and that of Matsuzakaya Holdings Co., Ltd. Therefore, with protecting all shareholders from disadvantage as our first priority, we will allot one (1) ordinary share of Matsuzakaya Holdings Co., Ltd. to one (1) ordinary share of Matsuzakaya. Co., Ltd. held by each of its shareholders.

(iii) Results, formula and basis of calculations by third party institutions

As mentioned in section (b) above, this stock transfer will be conducted solely by Matsuzakaya. Co., Ltd., and therefore no calculations are made by any third party institutions.

2.3 Cash payment upon stock transfer

There will be no cash payment upon the stock transfer.

2.4 Details of the application for the listing of Matsuzakaya Holdings Co., Ltd.

Matsuzakaya Holdings Co., Ltd. is scheduled to make applications for the new listing on the Tokyo Stock Exchange (1st section) and the Nagoya Stock Exchange (1st Section). Matsuzakaya. Co. Ltd. is scheduled to be delisted upon the listing of Matsuzakaya Holdings Co., Ltd.

3. Overview of the companies party to the Stock Transfer

	As of February 28, 2006	The new company to be incorporated upon the stock transfer (tentative)
Trade name	Matsuzakaya. Co., Ltd.	Matsuzakaya Holdings Co., Ltd.
Business	Department store business	Control and management,etc., of the business activities of companies operating department store and other businesses by holding the shares in those companies
Date of incorporation	February, 1910	September, 2006
Head office	3-16-1 Sakae, Naka-ku, Nagoya-shi, Aichi	Naka-ku, Nagoya-shi, Aichi
Stock Exchanges	Tokyo Stock Exchange (1st section) and Nagoya Stock Exchange (1st section)	Tokyo Stock Exchange (1st section) and Nagoya Stock Exchange (1st section)
Auditor	ChuoAoyama PricewaterhouseCoopers	ChuoAoyama PricewaterhouseCoopers
Administrator of the register of shareholders	The Chuo Mitsui Trust and Banking Co. Ltd.	The Chuo Mitsui Trust and Banking Co. Ltd.
Representative	Kunihiko Okada, President and Representative Director	Shunichi Samura, President and Representative Director

Directors and statutory auditors	Kunihiko Okada - President and Representative Director Shunichi Samura - Senior Managing Executive Officer and Representative Director Makoto Kobayashi – Senior Managing Executive Officer and Representative Director Hideo Kawanaka – Senior Managing Executive Officer and Director Toshiaki Tsushima – Managing Executive Officer and Director Shigeo Shimizu – Managing Executive Officer and Director Suminori Umezu – Executive Officer and Director Hiroaki Okazaki – Statutory Auditor Kazuhiko Shibata – Statutory Auditor Sadahiko Shimizu – Statutory Auditor	Kunihiko Okada – Representative Director Shunichi Samura – Representative Director Makoto Kobayashi – Representative Director Hideo Kawanaka – Representative Director Toshiaki Tsushima – Director Kenya Tajika – Director Shinichi Adachi – Director Tsuyoshi Takayama – Director Hiroaki Okazaki – Statutory Auditor Kazuhiko Shibata – Statutory Auditor Sadahiko Shimizu – Statutory Auditor Kazuyoshi Natsume – Statutory Auditor Shigenori Takano – Statutory Auditor
Capital	9,765 million yen	9,765 million yen
Total number of issued shares	170,858,000	170,858,000 (Note 1)
Unit share system	Yes (Unit: one thousand (1000) shares)	Yes (Unit: one thousand (1000) shares)
Shareholders' equity	67,133 million yen	Not determined
Total assets	202,915 million yen	Not determined
Fiscal year end	End of February	End of February
Number of Employees	3,063	Not determined
Major shareholders and ratio of shareholding	The Dai-Ichi Mutual Life Insurance Company (5.20%) Nippon Life Insurance Company (3.49%) Showakai Assn. (3.06%) The Bank of Tokyo-Mitsubishi UFJ Ltd. (2.61%) Matsuzakaya Kyōyūkai (2.48%)	Not determined
Principal banks	The Bank of Tokyo-Mitsubishi UFJ Ltd. Mizuho Bank Ltd. Resona Bank Ltd.	Not determined
Relationship between the party companies	Capital relationship	After the stock transfer, Matsuzakaya Holdings Co., Ltd. will hold 100% of the total number of shares issued by Matsuzakaya. Co., Ltd.
	Personnel relationship	The directors of Matsuzakaya. Co., Ltd. will double as the directors of Matsuzakaya Holdings Co., Ltd.

*Note 1: This may vary due to the cancellation of treasury shares or other reasons.

4. Business results for the most recent three years

(a) Non-consolidated results

Fiscal year end	February 2004	February 2005	February 2006
Net sales (million yen)	322,308	302,413	300,109
Operating income (million yen)	1,765	4,353	6,474
Ordinary income (million yen)	1,408	3,996	6,605
Net income (million yen)	△8,415	4,285	4,195
Net income per share (yen)	△50.10	25.35	24.43
Dividend per share (yen)	5.0	5.0	7.5
Shareholders' equity per share (yen)	318.89	341.17	394.28

(b) Consolidated results

Fiscal year end	February 2004	February 2005	February 2006
Net sales (million yen)	375,280	345,762	343,936
Operating income (million yen)	2,414	4,835	7,087
Ordinary income (million yen)	2,345	4,678	7,660
Net income (million yen)	△8,462	2,506	5,519
Net income per share (yen)	△50.38	14.82	32.21
Shareholders' equity per share (yen)	341.62	353.41	413.74

5. Assumption of the obligations with respect to the stock acquisition rights by Matsuzakaya Holdings Co., Ltd.

(i) Matsuzakaya. Co., Ltd. resolved at the meeting of its board of directors held on April 13, 2006 to submit agendas for the ordinary general meeting of shareholders scheduled for May 25, 2006 to obtain approval for the issuance of stock acquisition rights under the subjects 'Revision to statutory directors' remuneration and decision on the terms and conditions of stock options as equity compensation', 'Revision to statutory auditors' remuneration and decision on the terms and conditions of stock options as equity compensation', and 'Delegation to the board of directors of the decision on the terms of offering of stock acquisition rights to be issued as stock options to employees. The obligations with respect to all of the stock acquisition rights issued by Matsuzakaya. Co., Ltd. as described above (the "**Original Stock Acquisition Rights**") shall be assumed by the 100% parent company.

(ii) Details of the stock acquisition rights after assumption

(a) Class of shares of the 100% parent company to be acquired upon exercise
The same class of shares of Matsuzakaya Holdings Co., Ltd. as the shares of Matsuzakaya. Co., Ltd. to be acquired upon exercise of the Original Stock Acquisition Rights.

(b) Number of shares of 100% parent company to be acquired upon exercise
One thousand (1000) shares of Matsuzakaya Holdings Co., Ltd. described in (a) above per one (1) stock acquisition right; provided that, this number of shares may be adjusted, if necessary, in the same manner as the Original Share Acquisition Rights.

(c) Amount to be paid upon exercise
Same as the amount to be paid upon exercise of the Original Stock Acquisition Rights.

(d) Exercise period of the stock acquisition rights
Same as the exercise period of the Original Stock Acquisition Rights.

(e) Conditions for exercising the stock acquisition rights
Same as the conditions for exercising the Original Stock Acquisition Rights.

(f) Cancellation of the stock acquisition rights
Same as the reasons and conditions for the cancellation of the Original Stock Acquisition Rights.

(g) Restrictions on transfers of the share acquisition rights
Transfers of the share acquisition rights shall require the approval of the board of directors of Matsuzakaya Holdings Co., Ltd.

6. Forecast of consolidated business results for Matsuzakaya Holdings Co., Ltd.

(Unit: million yen)

	Fiscal year ending on February 2007 (six-month period)	Fiscal year ending on February 2008
Sales	176,000	345,000
Recurring income	4,300	9,000
Net income	1,700	5,000

- End of Document -

Overview of the Structure

〈Current Structure〉


Matsuzakaya. Co., Ltd.
Matsuzakaya Store Co., Ltd.
Yokohama Matsuzakaya Co., Ltd.
Matsuzakaya Seiko Co., Ltd.
Shoei Shokuhin Co., Ltd.
. . . . .

〈Step 1 September 2006〉

A pure holding company having the whole ownership of Matsuzakaya. Co., Ltd. will be incorporated. Matsuzakaya.Co., Ltd. will become a wholly owned subsidiary of Matsuzakaya Holdings Co., Ltd.

〈Step 2〉

Reorganization of the subsidiaries of Matsuzakaya. Co., Ltd. where they will become the subsidiaries of Matsuzakaya Holdings Co., Ltd.


Matsuzakaya Holdings Co., Ltd.
(pure holding company)
Matsuzakaya. Co., Ltd.
Matsuzakaya Store Co., Ltd.
Yokohama Matsuzakaya Co., Ltd.
Matsuzakaya Seiko Co., Ltd.
Shoei Shokuhin Co., Ltd.
. . . . .


Matsuzakaya Holdings Co., Ltd.
(pure holding company)
Matsuzakaya. Co., Ltd.
Matsuzakaya Store Co., Ltd.
Yokohama Matsuzakaya Co., Ltd.
Matsuzakaya Seiko Co., Ltd.
Shoei Shokuhin Co., Ltd.
. . . . .

[Translation]

Overview of the organization of Matsuzakaya Holdings Co., Ltd.


Board of Directors
President
Corporate Planning Department
Corporate Management Department